RadTek, Inc.

9900 Corporate Campus Drive

Suite 3000, c/o PEG

Louisville, Kentucky 40223

June 7, 2013

VIA EMAIL:

To the SEC Staff

Ms. Jennifer Monick

Mr. Howard Efron

Mr. Duc Dang

Ms. Stacie Gorman

RE: Your letter dated April 22, 2013 titled:

Re: RadTek, Inc. (formerly USChina Taiwan, Inc.)

Form 10-K for the fiscal year ended March 31, 2012

Filed July 12, 2012

File No. 0-54152

First, we would like to express our appreciation for your patience in collating the requested information and ask your continued patience on small sections of this response that we can’t give you a definitive answer on at this date. We request your patience in completing that answer.

In response to your inquires we would like to respond. With some questions we will answer to the best of our knowledge here and when necessary incorporate those responses into possible re-filing of the above mentioned filing:

QUESTION 1:

General

1. Please provide the requested company acknowledgments as discussed in the second to last paragraph of the Staff’s letter dated September 7, 2013.

RESPONSE:

In responses to Staff questions we will assure you that we provide statements that clarify the management’s acknowledgements of responsibility for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. In responding the Staff’s questions we acknowledge:

-The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QUESTION 2:

2. We note your response to comment 3. Please disclose the total amount provided by Mr. Hong to you from the $200,000 line of credit.

RESPONSE:

At this time the current management of the company does not have a definitive answer to this question. In repeated efforts to reach the former Management we have been unsuccessful at this time. However, we hope to reach them and clarify this answer in the very near future. While we feel that the financials of the company are complete we do not wish to mislead the Staff by making any statements that we can not 100% guarantee. Thus we are not responding until we can assure accuracy. We request your patience on this matter.

QUESTION 3:

3. We note your response to comment 4 and reissue our comment in part. Please provide the disclosure requested by Item 201(a)(iii) of Regulation S-K.

RESPONSE:

In response we plan on showing the high and low bid and ask prices of the shares for the last two years and stating this declaration as prescribed in Item 201(a)(iii) of Regulation S-K.

However, due to a name change the validation of historical prices for the company are limited when being researched online. We can locate them and state that on Sept 19, 2012 the average high and low price was $0.11 and since then the prices have climbed to an average of $1.10 and have remained there to date.

We contacted several brokers and they stated that most sites do not carry data for an OTCBB company during the previous period once the name has changed. The best we could locate was Yahoo Finance that validated prices from Sept 19, 2012 to present.

We are aware of the expectation of keeping these prices recorded and the current management will comply in keeping such records available. We will continue to search for the historic prices, but are not confident that we will be able to provide confirmed numbers as far back as requested.

We also wish to indicate in future disclosures: “when applicable, such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.”

QUESTION 4:

4. We note your response to comment 5. We reissue our comment. Please tell us the percentage of the Venture III’s outstanding shares that were distributed and how such shares were acquired. Also, please explain how the distribution was consistent with Section 5 of the Securities Act and provide an analysis to support your assertion that Section 4(a)(2) applies. Please refer to Staff Legal Bulletin 4 located at http://www.sec.gov/interps/legal/slbcf4.txt for guidance. We may have further comments.

RESPONSE:

These transactions occurred during the previous administration and we are aware of only the statements made by the filings with the SEC. According to this filing the shares were offered in a “424B3” filing on 10-12-2010:
http://www.sec.gov/Archives/edgar/data/1487252/000148725210000050/prospectus.htm

The total number of shares purchased was 1,222,500. At the time we have indications that a total number of 1,230,000 shares were issued, thus the percentage would be approximately, 99.39% of shares went to the purchasing shareholders. The investment amount was $245,000 according to the prospectus.

QUESTION 5:

Request for evaluation and amendment to your filing … “to provide the required management’s report on internal control over financial reporting.”

RESPONSE:

On the previous 10K we appear to have not filed the requested disclosures as are standard language. However, we feel that internally we did work within management to review and establish proper controls and procedures. With this being said, the Company will file their amended 10K/A to confirm that we understand SEC Staff’s concerns presented in correspondence that previous filings weren’t effective due to lack of proper language in disclosures. And in future filings we will update Disclosures Controls and Procedures for section 9A. The updated filing will show these statements:

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of March 31, 2013, the principal executive officer and principal financial officer of the Company have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended March 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

QUESTION 6:

Please amend your filing on Form 10K to include a new audit report which has updated opinion paragraph language which demonstrates that the auditor has taken responsibility for the audit of the cumulative amounts from inception.

RESPONSE:

We will recognize that past filings had an auditor’s report that didn’t properly express the duty of the Auditor to include filings for accumulative amounts since inception. While the language of the Auditor’s declaration might not have been clear on that subject his financials did report such numbers and we feel that he did intend for that to be understood in his reporting. In the future we will amend the future filings to show a new audit report that shows the auditor takes responsibility for the cumulative amounts since inception. The new report should look like this (with the bold information added from the original disclosure):

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of USChina Taiwan Inc.

(A Development Stage Company)

We have audited the accompanying balance sheets of USChina Taiwan Inc. (A Development Stage Company) as of March 31, 2012 and 2011, and the related statements of operations, stockholders' equity and cash flows for each of the years then ended and for the period from December 18, 2009 (inception) to March 31, 2012. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USChina Taiwan Inc. (A Development Stage Company) as of March 31, 2012 and 2011 and from Inception of the company as of December 18, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that USChina Taiwan Inc. (A Development Stage Company) will continue as a going concern. As discussed in Note 3 to the financial statements, USChina Taiwan Inc. (A Development Stage Company) has minimal operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Kenne Ruan, CPA, P.C.

Woodbridge, CT

____Date_____ (We will update the date.)

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This should cover all the questions on your letter dated April 22, 2013. Once you have reviewed this and are satisfied that the responses will correct any past concerns we will file the amended 10K with updates as soon as possible.

Please contact my US Director of Communications, JD Sparks, with any further ongoing clarifications or concerns and acceptance of the corrections. His contact info is jdsparks@pegbusiness.com or 502-657-6005.

Again, we thank you for your patience and we look forward to completing these inquiries.

Sincerely,

/s/ Kwang Hyun Kim

Mr. Kwang Hyun Kim

President and Chief Executive Officer

RadTek, Inc. (formerly USChina Taiwan, Inc.)

CC: JD Sparks